[ING STATIONERY]

April 13, 2011 United States Securities and Exchange Commission 100 F Street, NE, Room 1580 Washington, DC 20549

Re:	Registration Statement on Form S-1, Post-Effective Amendment No. 7
ING SmartDesign Multi-Rate Index Annuity
File No.: 333-133153

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ING USA Annuity and Life Insurance
Company, as registrant, hereby respectfully requests that the effective date of this registration statement be accelerated to, April 29, 2011, or as soon thereafter as practicable.

Respectfully,

ING USA ANNUITY AND LIFE INSURANCE COMPANY

By: /s/ Nicholas Morinigo
Nicholas Morinigo
Counsel

1475 Dunwoody Drive
West Chester, PA 19380-1478

Tel: (610) 425-3447
Fax: (610) 425-3520